Exhibit 99.4

Disclosure Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer
Protection Act

Hudbay Minerals Inc. ("Hudbay") is committed to the health and safety of its employees and to providing an incident free workplace.

Certain of Hudbay's U.S. mining operations are subject to Federal Mine Safety and Health Administration (the "MSHA") regulation under the U.S. Federal Mine Safety and Health Act of 1977 (the "FMSH Act"). MSHA inspects Hudbay's mines on a regular basis and issues citations and orders when it believes a violation has occurred under the FMSH Act. When MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. The disclosures reflect Hudbay's U.S. mining operations only as the requirements of the Dodd-Frank Act do not apply to Hudbay's mines operated outside the U.S.

During the fiscal year ended December 31, 2025, the Registrant’s Copper World project was issued three Section 104(a) citations by MSHA. These citations were administrative in nature and none of them were classified as significant and substantial. Two of the citations were promptly addressed and closed on the same day they were issued, and one remains under review by MSHA with no penalties assessed to date.  No other citations or orders were issued, and no Section 104(e) notices were received, from MSHA in 2025.

There were no mining-related fatalities at either the Registrant’s Copper World project or the Registrant’s Mason project during the fiscal year ended December 31, 2025.  No legal actions were pending before the Federal Mine Safety and Health Review Commission as of December 31, 2025 and none were instituted or resolved in 2025. Additionally, the Registrant’s Mason project was not subject to MSHA jurisdiction during the fiscal year ended December 31, 2025.

In addition, as required by the reporting requirements regarding mine safety included in section 1503(a)(2) of the Dodd-Frank Act, for the year ended December 31, 2025, none of the mines operated by Hudbay received written notice from the MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the FMSH Act or (b) the potential to have such a pattern.